Exhibit 99.1

Triple Flag Announces Q3 2023 Results – On Track to Achieve Guidance

TORONTO--(BUSINESS WIRE)--November 7, 2023--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced its results for the third quarter of 2023 and declared a dividend of US$0.0525 per common share to be paid on December 15, 2023. All amounts are expressed in US dollars unless otherwise indicated.

“Our business continued its strong performance in the third quarter of 2023, and we are on track to deliver our full-year GEOs sales guidance of 100,000 to 115,000 ounces,” commented Shaun Usmar, CEO. “Triple Flag maintained a solid pace of accretive acquisitions during the quarter, with an incremental 2.65% royalty acquired at the producing Stawell gold mine in Australia, which follows the acquisition of the Agbaou royalty during the second quarter and the Maverix transaction completed earlier this year. This brings the total value of transactions closed during this year to nearly $700 million. Sustainability is also core to our identity and subsequent to quarter-end, we achieved a year-over-year improvement in our Sustainalytics’ ESG Risk Rating, and now rank 3rd out of 117 companies in the global precious metals sector.”

Q3 2023 Financial Highlights

	Q3 2023	Q3 2022
Revenue	$49.4 million	$33.8 million
Gold Equivalent Ounces (“GEOs”)[1]	25,629	19,523
Operating Cash Flow[3]	$36.8 million	$25.4 million
Net (Loss) Earnings	-$6.0 million (-$0.03/share)	$12.8 million ($0.08/share)
Adjusted Net Earnings[2]	$17.3 million ($0.09/share)	$13.3 million ($0.09/share)
Adjusted EBITDA[4]	$38.8 million	$26.1 million
Asset Margin[5]	90%	90%

GEOs Sold by Commodity, Revenue by Commodity, and Financial Highlights Summary Table

	Three Months Ended September 30
($ thousands except GEOs, Asset Margin and per share numbers)	2023	2022
GEOs[1]
Gold	15,115	11,918
Silver	9,500	6,134
Other	1,014	1,471
Total	25,629	19,523
Revenue
Gold	29,149	20,605
Silver	18,321	10,605
Other	1,955	2,544
Total	49,425	33,754
Net (Loss) Earnings	(6,041)	12,815
Net (Loss) Earnings per Share	(0.03)	0.08
Adjusted Net Earnings[2]	17,337	13,258
Adjusted Net Earnings per Share[2]	0.09	0.09
Operating Cash Flow[3]	36,750	25,356
Operating Cash Flow per Share	0.18	0.16
Adjusted EBITDA[4]	38,804	26,054
Asset Margin[5]	90%	90%

Corporate Updates

  Guidance and Outlook Maintained: Triple Flag remains on track to achieve its sales guidance for 2023 of 100,000 to 115,000 GEOs, notwithstanding the Renard diamond mine entering care and maintenance in the fourth quarter of 2023 as described further below. Triple Flag’s average annual sales outlook from 2024 to 2028 of over 140,000 GEOs also remains unchanged.

  Quarterly Dividend Maintained: Triple Flag’s Board of Directors declared a quarterly dividend of US$0.0525 per common share that will be paid on December 15, 2023, to the shareholders of record at the close of business on November 30, 2023.

  Sustainalytics ESG Risk Rating Improvement: Subsequent to quarter-end, Triple Flag was recognized by Morningstar Sustainalytics as an ‘ESG Industry Top Rated’ and ‘ESG Regional Top Rated’ company. Improving on the rating from last year, Triple Flag’s new ESG Risk Rating of 8.9 is a testament to the commitment of our fantastic team and our mining partners to ESG excellence as a necessary requirement for maximizing long-term shareholder returns, while limiting business disruption and maintaining our privilege to operate in the regions we choose to invest. Triple Flag is now ranked 3rd out of 117 companies in the global precious metals sector.

  Additional Royalty Interest Acquired on the Stawell Mine: On September 25, 2023, Triple Flag acquired an additional 2.65% net smelter return (“NSR”) royalty on the Stawell mine from Stawell Gold Mine Pty Ltd (“SGM”), the owner and operator, for $16.6 million in cash. This is in addition to the pre-existing 1.0% NSR royalty on gold that Triple Flag already held. Both royalties cover future production at the Stawell gold mine. Stawell has a long history of reserve replacement and has been in operation since 1981, with a mill refurbishment completed in 2019. Stawell is expected to have at least a 10-year mine life, with annual gold production forecasted to ramp up to approximately 70,000 ounces in the long term (from approximately 50,000 ounces currently). A surface and underground exploration program focused on resource expansion and definition is ongoing. Stawell is located in the state of Victoria in Australia.

Q3 2023 Portfolio Updates

Australia:

  Northparkes (54% gold stream and 80% silver stream): Sales from Northparkes in Q3 2023 were 3,919 GEOs. E31 and E31N are higher gold grade open pit deposits at Northparkes, which are expected to contribute to significant near-term production growth at this operation. Development continues to advance, with the first blast successfully completed at E31N during August 2023. Mining of transitional ore commenced at both open pits during the month, with sulfide ore mined from E31 in September. Ore from E31 and E31N is expected to contribute to mill feed blend starting in the fourth quarter of 2023, which should drive GEOs sales growth starting in 2024.

  Fosterville (2.0% NSR gold royalty): Royalties from Fosterville in Q3 2023 equated to 1,612 GEOs. Agnico Eagle Mines Limited now expects full year 2023 gold production at Fosterville of approximately 285,000 ounces, compared to prior guidance of 295,000 to 315,000 ounces. This is mainly driven by a focus on underground development to advance upgrades to the primary ventilation system. Ongoing exploration work continued through Q3 2023, including a highlight intercept of 10.8 g/t gold over 10.0 meters in the Cardinal splay, approximately 190 meters down-plunge of current mineral reserves. The result is the deepest visible-gold intercept in the Cardinal splay achieved to date, which is a key target of the Lower Phoenix zone.

  Beta Hunt (3.25% gross revenue (“GR”) gold royalty and 1.5% NSR gold royalty): Royalties from Beta Hunt in Q3 2023 equated to 1,207 GEOs. During the quarter, Karora Resources Inc. reported strong drill results at Beta Hunt that have the potential to expand the strike and depth of the mine, most notably at the Mason zone.

Latin America:

  Cerro Lindo (65% silver stream): Sales from Cerro Lindo in Q3 2023 were 5,477 GEOs, an improvement from Q2 2023 GEOs of 4,054 as expected following its recovery from Cyclone Yaku. During the quarter, the exploration program at Cerro Lindo focused on extensions of known orebodies to the southeast. Drilling also began at the Patahuasi Millay expansion target, which is within Triple Flag’s stream area and is located 500 meters to the northwest of Cerro Lindo.

  Camino Rojo (2.0% NSR gold royalty): Royalties from Camino Rojo in Q3 2023 equated to 560 GEOs. In October 2023, Orla Mining increased its full-year 2023 gold production guidance to 110,000 to 120,000 ounces due to stronger than expected performance from Camino Rojo (from 100,000 to 110,000 ounces previously).

  Buriticá (100% silver stream, fixed ratio to gold): Sales from Buriticá in Q3 2023 were 1,570 GEOs. Through the third quarter of 2023, Buriticá was able to maintain steady operations. The mine site continues to engage closely with the surrounding community on illegal mining and is supported by the National Army and National Police. Ongoing exploration success targeting minelife extensions recently drove growth in gold mineral resources by approximately 700 koz in the measured and indicated category and by approximately 570 koz in the inferred category, after mining depletion.

North America:

  Young-Davidson (1.5% NSR gold royalty): Royalties from Young-Davidson in Q3 2023 equated to 684 GEOs. In October 2023, Alamos Gold reiterated that Young-Davidson is on track to meet its 2023 production guidance of 185,000 – 200,000 ounces.

  Pumpkin Hollow (97.5% gold and silver stream): Subsequent to quarter-end, Nevada Copper Corp. announced the resumption of ore processing operations at Pumpkin Hollow. The mill is being recommissioned on lower grade ore stockpiles and is expected to transition to a combination of mined stope ore and stockpiled ore. Triple Flag has not assumed any contributions from Pumpkin Hollow to GEOs sales in the fourth quarter of 2023.

  Hope Bay (1.0% NSR gold royalty): Exploration at the Hope Bay project continued during Q3 2023 with seven drill rigs in operation targeting the Doris and Madrid-area deposits and regional areas for a total of 31,074 meters completed, as well as 119,771 meters completed during the first nine months of 2023. The objective of the exploration program remains to grow the mineral resources at Doris and Madrid to support future project studies and potential resumption of mining at Hope Bay. In the meantime, technical studies continue to progress while larger production scenarios for Hope Bay are being evaluated by Agnico Eagle.

  Tamarack (1.85% NSR royalty on Talon Metals Corp.’s interest in the project): On September 12, 2023, Talon Metals Corp. (“Talon”) entered into a definitive agreement with the United States Department of Defense’s Office of Manufacturing Capability Expansion and Investment Prioritization to accelerate and expand Talon’s efforts to discover and secure additional domestic supply of nickel for the growing US battery manufacturing base and defense related supply chains. As part of the agreement, the Department of Defense will contribute $20.6 million over a period of 39 months to advance the project. Separately on November 2, 2023, Talon announced that a definitive agreement has now been signed with the US Department of Energy setting the terms, conditions and performance milestones for the previously announced $114.8 million in grant funding created by the Bipartisan Infrastructure Law.

  DeLamar (2.5% NSR royalty, partial coverage): In September 2023, Integra Resources Corp. announced an updated resource estimate for the DeLamar gold and silver project in Idaho, USA following a successful stockpile drill program. The new resource estimate increased heap leachable ounces in the measured and indicated category by approximately 25%, and in the inferred category by approximately 31%. Optimization work is ongoing for inclusion in a feasibility study expected to be completed in late 2024 or early 2025.

  Moss (100% silver stream): Sales from Moss in Q3 2023 were 1,214 GEOs under the stream and related agreements. The 3A Phase 2 leach pad expansion at Moss continues to progress on budget and is expected to be completed in the fourth quarter of 2023.

  Renard (4% diamond stream): Sales from Renard in Q3 2023 were 887 GEOs. Throughout 2023, global demand for rough diamonds was soft, with trade bodies in India recently urging its members to halt imports for two months to manage supplies. These market conditions pressured the financial position of Stornoway. On October 27, 2023, Triple Flag was advised by Stornoway that it has filed for protection under the Companies’ Creditors Arrangement Act (Canada). An impairment charge of $20.2 million related to Renard has been recorded in Triple Flag’s Q3 2023 financial statements.

Rest of World:

  RBPlat (70% gold stream): Sales from RBPlat in Q3 2023 were 1,632 GEOs. The acquisition of Royal Bafokeng Platinum by Implats was completed during the quarter, combining two contiguous operations on the Western Limb of the Bushveld Igneous Complex into the hands of one of the world’s premier PGM producers.

  ATO (25% gold stream and 50% silver stream): Sales from the ATO stream and related interests in Q3 2023 were 2,142 GEOs. In October 2023, Steppe Gold Ltd. (“Steppe Gold”) announced an initial drawdown of $9.6 million from the previously announced $150 million financing package for the construction of the Phase 2 mine and mill expansion at ATO. This includes a $50 million term loan from the Trade and Development Bank of Mongolia. First concentrate production under Phase 2 is expected in late 2025 or early 2026 by Steppe Gold, which is designed to produce over 100,000 gold equivalent ounces per annum over 12 years according to the operator.

  Koné (2.0% NSR gold royalty): In September 2023, Montage Gold Corp. (“Montage”) released an updated resource estimate for the Gbongogo Main deposit of the Koné open pit gold project in Côte d’Ivoire. Indicated resources at the Koné gold project now stand at 4.83 million ounces with an additional 0.32 million ounces in the inferred category. Montage expects to complete an updated feasibility study by the end of 2023, with a development decision in early 2024.

Conference Call Details

Triple Flag has scheduled an investor conference call at 10:00 a.m. ET (7:00 a.m. PT) on Wednesday, November 8, 2023, to discuss the results reported in today’s earnings announcement. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for two weeks following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/155059712
Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984
Replay (Until November 22):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984

About Triple Flag

Triple Flag is a pure play, precious-metals‐focused streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 234 assets, including 15 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 32 producing mines and 202 development and exploration stage projects, and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Qualified Person

James Dendle, Senior Vice President, Corporate Development for Triple Flag and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release include, but are not limited to, statements with respect to the Company’s preliminary sales and revenue information for the third quarter of 2023, the release of its financial results for the third quarter of 2023, the conduct of the conference call to discuss said results, identified synergies from the integration of Maverix Metals Inc., the payment of a dividend, developments in respect of the Company’s portfolio of royalties and streams and those developments at certain of the mines, projects or properties that underlie the Company’s interests. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, our assumptions regarding the acquisition of Maverix Metals Inc. (including our ability to derive the anticipated benefits therefrom), as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed annual information form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information:

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty, or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Endnotes

Endnote 1: Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS measure:

	2023
($ thousands, except average gold price and GEOs information)	Three months ended September 30	Three months ended June 30	Three months ended March 31	Nine months ended September 30
Revenue	49,425	52,591	50,269
Average gold price per ounce	1,928	1,976	1,890
GEOs	25,629	26,616	26,599	78,844
	2022
($ thousands, except average gold price and GEOs information)	Three months ended September 30	Three months ended June 30	Three months ended March 31	Nine months ended September 30
Revenue	33,754	36,490	37,755
Average gold price per ounce	1,729	1,871	1,877
GEOs	19,523	19,507	20,113	59,143

Endnote 2: Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings (loss) is a non‑IFRS financial measure, which excludes the following from net earnings (loss):

  impairment charges and write-downs, including expected credit losses;
  gain/loss on sale or disposition of assets/mineral interests;
  foreign currency translation gains/losses;
  increase/decrease in fair value of financial assets;
  non‑recurring charges; and
  impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges and write-downs, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of financial assets and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net (loss) earnings, the most directly comparable IFRS measure.

Reconciliation of Net (Loss) Earnings to Adjusted Net Earnings

	Three months ended September 30		Nine months ended September 30
($ thousands, except share and per share information)	2023	2022	2023	2022
Net (loss) earnings	$ (6,041)	$ 12,815	$ 26,527	$ 39,626
Impairment charges	27,107	-	27,107	-
Expected credit losses	974	-	974	-
Loss (gain) on disposition of mineral interests	-	-	1,000	(2,099)
Foreign currency translation losses	327	136	275	289
Decrease (increase) in fair value of financial assets	798	307	(1,901)	4,799
Income tax effect	(5,828)	-	(5,470)	968
Adjusted net earnings	$17,337	$13,258	$48,512	$43,583
Weighted average shares outstanding – basic	201,839,092	155,970,318	198,589,730	156,003,665
Net (loss) earnings per share	$ (0.03)	$ 0.08	$ 0.13	$ 0.25
Adjusted net earnings per share	$ 0.09	$ 0.09	$ 0.24	$ 0.28

Endnote 3: Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of financial assets or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS measure:

	Three months ended September 30		Nine months ended September 30
($ thousands)	2023	2022	2023	2022
Operating cash flow	$36,750	$25,356	$116,494	$81,655
Acquisition of other assets	-	-	-	-
Free cash flow	$36,750	$25,356	$116,494	$81,655

Endnote 4: Adjusted EBITDA

Adjusted EBITDA is a non‑IFRS financial measure, which excludes the following from net earnings:

  income tax expense;
  finance costs, net;
  depletion and amortization;
  impairment charges and write-downs, including expected credit losses;
  gain/loss on sale or disposition of assets/mineral interests;
  foreign currency translation gains/losses;
  increase/decrease in fair value of assets/investments;
  non-cash cost of sales related to prepaid gold interests; and
  non‑recurring charges.

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges and write-downs, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of financial assets, non-cash cost of sales related to prepaid gold interests and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS measure.

Reconciliation of Net (Loss) Earnings to Adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
($ thousands)	2023	2022	2023	2022
Net (loss) earnings	$(6,041)	$12,815	$26,527	39,626
Finance costs, net	539	262	3,117	1,241
Income tax expense (recovery)	(3,532)	1,624	(540)	5,036
Depletion and amortization	16,904	10,910	48,756	35,763
Impairment charges	27,107	-	27,107	-
Expected credit losses	974	-	974	-
Loss (gain) on disposition of mineral interests	-	-	1,000	(2,099)
Foreign currency translation loss	327	136	275	289
Decrease (increase) in fair value of financial assets	798	307	(1,901)	4,799
Non-cash cost of sales related to prepaid gold interests	1,728	-	12,209	-
Adjusted EBITDA	$38,804	$26,054	$117,524	$84,655

Endnote 5: Gross Profit Margin and Asset Margin

Gross profit margin is a supplementary financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and use asset margin to evaluate our performance in increasing revenue and containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS measure:

	Three months ended September 30		Nine months ended September 30
($ thousands except Gross profit margin and Asset margin)	2023	2022	2023	2022
Revenue	$49,425	$33,754	$152,285	$107,999
Cost of sales	23,616	14,034	76,656	45,453
Gross profit	25,809	19,720	75,629	62,546
Gross profit margin	52%	58%	50%	58%
Gross profit	$25,809	$19,720	$75,629	$62,546
Add: Depletion	16,811	10,817	48,479	35,481
Add: Non-cash cost of sales related to prepaid gold interests	1,728	-	12,209	-
	44,348	30,537	136,317	98,027
Revenue	49,425	33,754	152,285	107,999
Asset margin	90%	90%	90%	91%

Endnote 6: Information Sources

In all cases, mineral resources that are not mineral reserves do not have demonstrated economic viability.

DeLamar: Please refer to integraresources.com and the news release of Integra Resources dated September 26, 2023. Integra Resources has disclosed that an updated technical report will be filed on SEDAR+ within 45 days of the recent news release.

Koné: Please refer to montagegoldcorp.com and the news release dated September 7, 2023. Montage Gold reported the combined mineral resources at the Kone Gold Project using cut-off grades of 0.2 Au g/t for the Kone deposit and 0.5 Au g/t for the Gbongogo Main deposit and as well the combined Indicated Mineral Resource of 237 million tonnes grading 0.63 Au g/t for 4.83 million ounces of gold, and a combined Inferred Mineral Resource of 22 million tonnes, grading 0.45 Au g/t for 0.32 million ounces of gold.

Buritica: Information extracted from a technical report provided entitled, “Internal Technical Report on the Buritica Gold-Silver Project, Antioquia, Colombia” dated February 2023 and prepared for Zijin-Continental Gold Limited Seccursal Colombia. Mineral Resources are inclusive of Mineral Reserves.

Mineral Resource Statement for HVM Buritica Project ZCGL Colombia as of December 31, 2022

Category	Volume (km3)	Tonnage (Mt)	Au (g/t)	Ag (g/t)	Au (t)	Au (Moz)	Ag (t)	Ag (Moz)
Measured	2,736	8.21	10.18	33.94	83.5	2.69	278.6	8.96
Indicated	5,244	15.73	7.55	27.86	118.8	3.82	438.3	14.09
Measured + Indicated	7,890	23.94	8.45	29.95	202.3	6.50	716.9	23.05
Inferred	6,597	19.79	6.34	23.22	125.5	4.04	459.5	14.77
Notes:
1.

Mineral resources are reported for 1m minimum thickness (1m MHW), a cut-off grade of EqAu 2.50 g/t considering an underground extraction. Cut-off grades are based on an Au metal price of US$1,700/oz and US$21/oz Ag.

2.	LPM domains are not included in the grade-tonnage tabulation.

Mineral Resource Statement for LPM Buritica Project ZCGL Colombia as of December 31, 2022

Category	Volume (km3)	Tonnage (Mt)	Au (g/t)	Ag (g/t)	Au (t)	Au (Moz)	Ag (t)	Ag (Moz)
Measured	2,773	8.18	3.35	9.26	27.4	0.88	75.8	2.44
Indicated	168	0.49	2.84	7.96	1.4	0.05	3.9	0.13
Measured + Indicated	2,941	8.68	3.32	9.19	28.8	0.93	79.7	2.56
Inferred	313	0.92	3.03	8.11	2.8	0.09	7.5	0.24
Notes:
1.	Mineral resources are reported at a cut-off grade of EqAu 1.90 g/t considering an underground extraction. Cut-off grades are based on an Au metal price of US$1,700/oz and US$21/oz Ag.
2.	1m-Diluted HVM domains are subtracted of LPM models before Grade-Tonnage tabulations of the LPMs domains.

Contacts

Investor Relations:
David Lee
Vice President, Investor Relations
Tel: +1 (416) 304-9770
Email: ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
Tel: +44 (0) 7730 567 938
Email: tripleflag@camarco.co.uk